Arcelor Mittal announces partnership for a seamless tube mill in Saudi Arabia

Rotterdam/Luxembourg, 15 February 2007 - Arcelor Mittal has signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia.

This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tons per year. About two thirds of its capacity will be used for tubes used in the oil industry ("oil country tubular goods"), and the remainder for line pipe, in sizes ranging from 4" to 14".

Semi-products for the mill will be sourced from Arcelor Mittal steel plants.

Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the last quarter of 2009. Once it is up and running, the mill is expected to employ 420 people.

The agreement with the Bin Jarallah Group was signed on February 14, 2007. Arcelor Mittal will hold a 51% share in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

Arcelor Mittal will have management and operation rights. The mill will partially be funded by the Saudi Investment Development Fund. Arcelor Mittal will apply for an investment license under the Foreign Investment Regulations of The Kingdom of Saudi Arabia.

Sudhir Maheshwari, Executive VP, Finance and M&A and member of Arcelor Mittal's Group Executive Committee, commented:

"This project gives us a strategic opportunity to enter the Middle East's, and in particular Saudi Arabia's, thriving markets. Its location provides access to international sea lanes through the Persian Gulf as well as proximity to energy sources. The Al Jubail project will allow us to strengthen our relationship with Saudi Aramco, who will be one of the key customers of the mill. It will position Arcelor Mittal's pipes and tubes business, which already has facilities in Eastern Europe, North America, Africa and Kazakhstan, to best supply the world's largest markets".

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

About Bin Jarallah Group

The Bin Jarallah Group of Companies is a diversified Saudi building and construction contractor, with a large experience of transport infrastructure and utilities projects. The Group was founded in 1976 by Mr. Mohammad Naser Jarallah and has its head office in Ryadh, with branches in various cities of the country.

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